UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenaventura Announces Second Quarter 2025 Results
for Production and Volume Sold per Metal

Lima, Peru, July 16, 2025 – Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 2Q25 results for production and volume sold.

Production per Metal

		Three Months Ended June 30, 2025	Six Months Ended June 30, 2025	2025 Updated Guidance (1)
Gold ounces produced
El Brocal	61.43%	5,581	10,208	18.0k - 20.0k
Orcopampa	100%	12,270	26,565	48.0k - 52.0k
Tambomayo	100%	2,985	6,019	12.5k - 15.5k
Julcani	100%	2,084	3,964	7.5k - 9.5k
La Zanja	100%	4,423	8,505	18.0k - 21.0k
San Gabriel (4)	100%	0	0	10.0k - 15.0k
Total Direct Operations (2)		27,344	55,261	114.0k - 133.0k
Coimolache	40.094%	13,149	26,492	50.0k - 55.0k
Total incl. Associated Companies (3)		30,463	61,946	127.1k - 147.3k

Silver ounces produced
El Brocal	61.43%	390,486	828,219	1.4M - 1.6M
Uchucchacua	100%	511,615	963,791	2.7M - 3.2M
Yumpag	100%	2,154,792	4,430,591	8.0M - 8.2M
Orcopampa	100%	6,526	11,635	-
Tambomayo	100%	191,181	352,574	1.2M - 1.5M
Julcani	100%	299,697	639,442	1.5M - 1.8M
La Zanja	100%	9,198	15,880	-
Total Direct Operations (2)		3,563,496	7,242,132	14.8M - 16.3M
Coimolache	40.094%	78,921	168,489	0.2M - 0.3M
Total incl. Associated Companies (3)		3,444,528	6,990,242	14.3M - 15.8M

Lead metric tons produced
Uchucchacua	100%	3,569	6,696	16.0k - 18.0k
Tambomayo	100%	767	1,270	1.7k - 2.2k
Julcani	100%	154	281	0.8k - 1.0k
Total Direct Operations (2)		4,490	8,247	18.5k - 21.2k

Zinc metric tons produced
Uchucchacua	100%	6,872	12,144	23.0k - 26.0k
Tambomayo	100%	878	1,405	2.0k - 2.5k
Total Direct Operations (2)		7,750	13,549	25.0k - 28.5k

Copper metric tons produced
El Brocal	61.43%	13,079	25,142	55.0k - 60.0k
Julcani	100%	102	222	-
Tambomayo	100%	12	29	-
Total Direct Operations (2)		13,194	25,392	55.0k - 60.0k

1.	2025 projections are considered to be forward-looking statements and represent management’s good faith estimates or expectations of future production results as of July 2025.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
3.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.
4.	4Q25 targeted production initiation remains unchanged, subject to final permitting and required approvals.

Volume Sold per Metal

	Three Months Ended June 30, 2025	Six Months Ended June 30, 2025
Gold ounces sold
El Brocal	3,244	5,912
Orcopampa	12,158	26,904
Tambomayo	2,594	5,284
Julcani	1,882	3,556
La Zanja	4,333	8,967
Total Direct Operations (1)	24,212	50,623
Coimolache	13,440	24,870
Total incl. Associated Companies (2)	28,349	58,314

Silver ounces sold
El Brocal	309,222	669,143
Uchucchacua	560,680	1,057,479
Yumpag	2,056,853	4,244,210
Orcopampa	6,925	13,408
Tambomayo	170,144	315,845
Julcani	282,420	602,698
La Zanja	21,538	46,402
Buenaventura Trading (3)	39,451	39,451
Total Direct Operations (1)	3,447,233	6,988,636
Coimolache	83,064	161,790
Total incl. Associated Companies (2)	3,361,270	6,795,416

Lead metric tons sold
Uchucchacua	3,482	6,418
Yumpag	31	69
Tambomayo	634	1,020
Julcani	138	247
Total Direct Operations (1)	4,284	7,754

Zinc metric tons sold
Uchucchacua	5,829	10,191
Tambomayo	671	1,103
Total Direct Operations (1)	6,499	11,294

Copper metric tons sold
El Brocal	12,439	23,763
Tambomayo	112	179
Julcani	12	21
Buenaventura Trading (3)	4,295	4,295
Total Direct Operations (1)	16,859	28,258

1.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 100% of Buenaventura Trading.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of Buenaventura Trading, 61.43% of El Brocal and 40.094% of Coimolache.
3.	Buenaventura Trading is the vehicle through which Buenaventura purchases copper concentrate from Freeport, produced at Cerro Verde — a company in which Buenaventura holds a 19.58% stake. The concentrate is then sold by Buenaventura Trading on the spot market.

Average realized prices(1)(2)

	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024
Gold (US$/Oz)	3,306	3,116
Silver (US$/Oz)	34.39	33.29
Lead (US$/MT)	1,880	1,886
Zinc (US$/MT)	2,541	2,656
Copper (US$/MT)	9,560	9,452

1.	Considers Buenaventura consolidated figures.
2.	Realized prices include both provisional sales and final adjustments for price changes.

Commentary on Operations

Tambomayo:

•	2Q25 gold and silver production was below expectations due to delayed processing of high-grade oxide ore from the mine’s upper zones. High-grade oxide ore processing began in late June after flowsheet revisions were completed to optimize the mine processing plant, enabling an increase metallurgical gold and silver recovery.
•	2025 gold and silver guidance remains unchanged. Zinc and lead guidance has been revised.

Orcopampa:

•	Gold production was below projections, as slower than anticipated mine development due to poor ground conditions during the quarter required high-grade stope mining planned for 2Q25 to be deferred to 2H25. This was partially offset by increased gold grades mined during 2Q25. 2025 guidance has been revised to reflect increased grade and tonnage for those areas under development.
•	2Q25 silver production was in line with expectations. 2025 guidance therefore remains unchanged.

Coimolache:

•	2Q25 gold and silver were in line with expectations.
•	Coimolache’s leach pad expansion construction permit was granted in 2Q25. The operating permit to resume mine and pad production at full capacity is expected to be issued in late 3Q25.
•	2025 guidance remains unchanged.

Julcani:

•	Gold and silver production was in line with expectations.
•	2025 guidance remains unchanged.

Uchucchacua:

•	2Q25 silver production was below expectations due to a decrease in silver grades mined during the quarter. This was primarily attributable to modifications made to the initial mining plan as was required to accommodate additional water pumping and ancillary works, which shifted targeted mining to polymetallic stopes during the quarter, from the prior target of mining bottom-level stopes with higher silver content.
•	2025 guidance remains unchanged.
•	Uchucchacua daily throughput increased to an average of 1,800 TPD during 2Q25, aligned with the Company’s targeted 2,000 TPD by year end 2025.

Yumpag:

•	Silver production exceeded 2Q25 projections due to higher grades mined during the quarter. This resulted from the Company implementing the Over-Drift-Fill (ODF) mining method, a more selective mining method, rather than the sublevel stoping approach used previously. ODF has proven to be more suitable for the highly irregular Camila orebody, with improved ore extraction with a decreased waste.
•	2025 guidance has been updated accordingly.

El Brocal:

•	Silver and gold outperformed expectations due to higher than anticipated ore grades, reflecting the Company’s short-term plan of prioritizing those mining blocks with high precious metals content. Copper production was slightly below expectations for 2Q25.
•	2025 copper guidance remains unchanged; gold and silver guidance has been revised.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

(*) Operations wholly owned by Buenaventura.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: July 16, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer